UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 8, 2026

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blue Owl Capital Corp. II
File No. 005-89955

Saba Capital Management, L.P. and Cox Capital General Partner, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information excluded from an Exhibit to a Schedule TO-T filed on March 6, 2026.

Based on representations by Saba Capital Management, L.P. and Cox Capital General Partner, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or information contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from Exhibit 99.(A)(5)(V) will not be released to the public through March 6, 2036.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Andrea Ottomanelli Magovern
Assistant Director,
Disclosure Review and Accounting Office
Division of Investment Management